# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: InspireMD, Inc., CIK 0001433607
CUSIP: 45779A846
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126
Date of event which requires filing of this statement: 06/26/2025
Filed by CIK 0001947077
Persons authorized to receive notices and communications: Michael Lawless, 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126, (888) 776-6804

## Reporting persons
- Michael A. Lawless (CIK 0001947077): type of reporting person: individual (IN); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,614,731; sole dispositive power 0; shared dispositive power 3,614,731; aggregate amount beneficially owned 3,614,731 (8.6% of the class)
  Comment: Consists of 3,614,731 Shares of restricted stock granted to employees of the Issuer under the Israeli Appendix of the InspireMD, Inc. 2013 Long-Term Incentive Plan (the "2013 Plan") and Section 5 of the InspireMD, Inc. 2021 Equity Incentive Plan ("the 2021 Plan" and together with the 2013 Plan, the "Plans"). Based upon 41,720,662 Shares issued and outstanding as of August 4, 2025, which amount was provided reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed with the Securities and Exchange Commission on August 4, 2025.
  
  Does not include (i) 465,000 shares of restricted stock, which vest and become exercisable in three equal annual installments, with 1/3 vesting on each of June 25, 2026, June 25, 2027 and June 25, 2028, subject to the Reporting Person's continued service with the Issuer, granted under the InspireMD, Inc. 2024 Inducement Plan (the "Inducement Plan") and (ii) options to purchase 212,000 Shares , which vest and become exercisable in three equal annual installments, with 1/3 vesting on each of June 25, 2026, June 25, 2027 and June 25, 2028, subject to the Reporting Person's continued service with the Issuer, granted under the Inducement Plan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: InspireMD, Inc.
Address of issuer's principal executive offices: 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126

## Item 2. Identity and Background
Name of person filing: This statement is filed by Michael A. Lawless.
Residence or business address: The principal business address of the Reporting Person is 6303 Waterford District Drive, Suite 215, Miami, Florida 33126.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the Chief Financial Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Certain employees of the Company to whom equity has been granted under the Plans have granted an irrevocable proxy and power of attorney pursuant to an agreement (each a "Proxy Agreement" and collectively, the "Proxy Agreements") to vote, act by written consent or grant a consent, proxy or approval in respect Shares granted to such employees pursuant to Plans so long as the Shares are held by the Section 102 Trustee. For the purposes hereof, "Section 102 Trustee" means any entity appointed by the Company to serve as a trustee and approved by the Israeli Tax Authorities, all in accordance with the provisions of Section 102(a) of the Israeli Tax Ordinance (New Version) 1961, as amended and the rules and regulations promulgated thereunder.

As of the reporting date, 3,412,465 Shares are subject to the Proxy Agreements. Those shares, in the aggregate, represent approximately 8.2% of the combined voting power of the Company's outstanding common stock. The form of Proxy Agreement is described in greater detail in, and filed as an exhibit to, this Schedule 13D.

As a result of the Proxy Agreements, the Reporting Person may be deemed to have acquired beneficial ownership of all shares subject to the Proxy Agreements. The Reporting Person disclaims beneficial ownership of all shares subject to the Proxy Agreement, except for those shares with respect to which the Reporting Person, respectively, possesses sole dispositive power as noted in Item 5 below.

On June 25, 2025, the Reporting Person received a grant of 465,000 restricted Shares and options to purchase 212,000 Shares pursuant to the Inducement Plan. The restricted Shares and options may not be transferred or exercised, respectively, until they have vested. The restricted Shares and options vest in three equal installments, with 1/3 vesting on each of June 25, 2026, June 25, 2027 and June 25, 2028, subject to the Reporting Person's continued service. The Reporting Person has the sole power to vote and dispose of such Shares. The Reporting Person did not pay any cash consideration for the restricted Shares option to purchase Shares or other grants pursuant to the Inducement Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person serves as an executive officer of the Issuer and, in such capacity, may be involved in reviewing transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, the Reporting Person in his individual capacity does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, the Reporting Person may also acquire beneficial ownership of additional Shares or other securities of the Issuer as compensation from the Issuer, by purchase or otherwise, including, including, but not limited to, awards of restricted Shares, options to purchase Shares, and restricted stock units for Shares, or dispose of some or all of the Shares beneficially owned by the Reporting Person in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as the Reporting Person may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

As of the reporting date, 3,412,465 Shares are subject to the Proxy Agreements. Those shares, in the aggregate, represent approximately 8.2% of the combined voting power of the Company's outstanding common stock. The Reporting Person has the power to vote the shares subject to the Proxy Agreements. As a result, Reporting Person may be deemed to have acquired beneficial ownership of all shares subject to the Proxy Agreements. The Reporting Person disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Proxy Agreement is described in greater detail in, and filed as an exhibit to this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

As of the reporting date, 3,412,465 Shares are subject to the Proxy Agreements. Those shares, in the aggregate, represent approximately 8.2% of the combined voting power of the Company's outstanding common stock. The Reporting Person has the power to vote the shares subject to the Proxy Agreements. As a result, Reporting Person may be deemed to have acquired beneficial ownership of all shares subject to the Proxy Agreements. The Reporting Person disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Proxy Agreement is described in greater detail in, and filed as an exhibit to this Schedule 13D.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's Shares were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Except for the Shares listed in row 9 - Sole Dispositive, persons other than the Reporting Person have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in row 10 - Shared Dispositive Power. The information set forth under Item 3 above and Item 6 of this Schedule 13D is hereby incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following description is qualified in its entirety by reference to the Proxy Agreement, which is incorporated by reference as Exhibits 1, and incorporated by reference herein.

Proxy Agreement

Certain employees (the "Grantors") of the Company to whom equity has been granted under the Plans have granted an irrevocable proxy and power of attorney pursuant to a Proxy Agreement to vote, act by written consent or grant a consent, proxy or approval in respect Shares granted to such employees pursuant to Plans so long as the Shares are held by the Section 102 Trustee. For the purposes hereof, "Section 102 Trustee" means any entity appointed by the Company to serve as a trustee and approved by the Israeli Tax Authorities, all in accordance with the provisions of Section 102(a) of the Israeli Tax Ordinance (New Version) 1961, as amended and the rules and regulations promulgated thereunder.

The Reporting Person, as a proxy and attorney-in-fact on behalf of the Grantors, is empowered by the Grantors to take any action permitted by the Proxy Agreement (or omit to take any such action) as the Reporting Person deems necessary, advisable or desirable at the Reporting Person's sole. and absolute discretion. The Grantors have appointed the proxy and power of attorney to the Reporting Person, or a person designated by the Company's board of directors from time to time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Form of Irrevocable Proxy and Power of Attorney Agreement

## Signatures
- Michael A. Lawless: /s/ Michael A. Lawless, Michael A. Lawless (10/29/2025)